SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                         ClickSoftware Technologies Ltd.
                                (Name of Issuer)

                                 Ordinary Shares
                         (Title of Class of Securities)

                                    M25082104
                                 (CUSIP Number)

                                December 31, 2010
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


      |_| Rule 13d-1(b)

      |_| Rule 13d-1(c)

      |X| Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. M25082104                  13G/A                     Page 2 of 6 Pages
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1.          Names of Reporting Persons

            Dr. Moshe BenBassat

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
            (See Instructions)                                           (b) |_|

3.          SEC Use Only

4.          Citizenship or Place of Organization

            Israel
                          5.        Sole Voting Power
       NUMBER OF
         SHARES                     2,205,593*
      BENEFICIALLY
        OWNED BY          6.        Shared Voting Power
          EACH
       REPORTING                    0*
         PERSON
          WITH            7.        Sole Dispositive Power

                                    2,205,593*

                          8.        Shared Dispositive Power

                                    0*

9.          Aggregate Amount Beneficially Owned by Each Reporting Person

            2,205,593*

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares |_| (See Instructions)


11.         Percent of Class Represented by Amount in Row (9)

            7.0 %

12.         Type of Reporting Person (See Instructions)

            IN


* Does not include 1,680,887 shares held by Dr. BenBassat's spouse, Idit BenBassat, as to which Dr. BenBassat disclaims beneficial ownership. The 2,205,593 number consists of 1,328,760 ordinary shares and 876,833 options for ordinary shares currently exercisable or exercisable by March 1, 2011.

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CUSIP No. M25082104                  13G/A                     Page 3 of 6 Pages
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Item 1(a).    Name of Issuer:

              ClickSoftware Technologies Ltd.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              94 Em Hamoshavot Road
              Petach Tikva 49527, Israel

Item 2(a).    Name of Person Filing:

              This Statement is filed on behalf of the following person (the "Reporting Person"):

              Dr Moshe BenBassat

Item 2(b).    Address of Principal Offices or, if None, Residence:

              The address of the Reporting Person is:

              94 Em Hamoshavot Road
              Petach Tikva 49527, Israel

Item 2(c).    Citizenship:

              The citizenship of the Reporting Person is Israel.

Item 2(d).    Title of Class of Securities:

              Ordinary Shares

Item 2(e).    CUSIP Number:

              M25082104

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

              Not applicable.

(a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c);

(d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

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CUSIP No. M25082104                  13G/A                     Page 4 of 6 Pages
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(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) |_| A non-U.S. institution in accordance with ss. 240.13d-1(b)(1)(ii)(J);

(k) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(K).


If filing as a non-U.S. institution in accordance with ss.
240.13d-1(b)(1)(ii)(J), please specify the type of institution:

---------------------------------------------------------------

Item 4.       Ownership.

      (a)   Amount beneficially owned:

            Dr Moshe BenBassat:           2,205,593*

      (b)   Percent of class:

            Dr Moshe BenBassat:           7.0%

      (c)   Number of shares as to which such person has:

      (i)   Sole power to vote or direct the vote:

            Dr Moshe BenBassat:           2,205,593*

      (ii)  Shared power to vote or direct the vote:

            Dr Moshe BenBassat:           0*

      (iii) Sole power to dispose or to direct the disposition of:

            Dr Moshe BenBassat:           2,205,593*

      (iv)  Shared power to dispose or to direct the disposition of:

            Dr Moshe BenBassat:           0*

     * Does not include 1,680,887 shares held by Dr. BenBassat's spouse, Idit BenBassat, as to which Dr. BenBassat disclaims beneficial ownership. The 2,205,593 number consists of 1,328,760 ordinary shares and 876,833 options for ordinary shares currently exercisable or exercisable by March 1, 2011.


Item 5.     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

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CUSIP No. M25082104                  13G/A                     Page 5 of 6 Pages
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            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            (a) Not applicable.

            (b) Not applicable.

            (c) Not applicable.

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CUSIP No. M25082104                  13G/A                     Page 6 of 6 Pages
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                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     February 14, 2011
                                     -----------------
                                     (Date)


                                     DR MOSHE BENBASSAT


                                     /s/ Moshe BenBassat
                                     -----------------
                                     (Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).